[redacted]

SEC Mail Processing Section
FEB 21 2008
Washington, DC
100

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8 - 50912

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/07 (MM/DD/YY) AND ENDING 12/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Herndon Plant Oakley Ltd.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

800 North Shoreline Blvd., Suite 2200 South
(No. and Street)

Corpus Christi	Texas	78401
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Phillip V. George, PLLC
(Name – *if individual, state last, first, middle name*)

2300 Honey Locust Drive	**Irving**	**Texas**	**75063**
(Address)	(City)	(State)	(Zip Code)

PROCESSED
MAR 19 2008
THOMSON FINANCIAL

CHECK ONE:

- ■ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SD 3/18/08

OATH OR AFFIRMATION

I, R. Brent Herndon, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **Herndon Plant Oakley Ltd.**, as of December 31, 20 07, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

ELIZABETH D. RAGAN
Notary Public, State of Texas
My Commission Expires
November 20, 2011

Signature

Partner
Title

Notary Public

This report** contains (check all applicable boxes):

- ■ (a) Facing page.
- ■ (b) Statement of Financial Condition.
- ■ (c) Statement of Income (Loss).
- ■ (d) Statement of Cash Flows.
- ■ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ■ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ■ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ■ (o) Independent auditor's report on the internal control as required by SEC rule 17a-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

HERNDON PLANT OAKLEY LTD.

FINANCIAL REPORT

DECEMBER 31, 2007

CONTENTS

INDEPENDENT AUDITOR'S REPORT	1
FINANCIAL STATEMENTS	
Statement of financial condition	2
Statement of income	3
Statement of partners' capital	4
Statement of cash flows	5
Notes to financial statements	6 – 11
SUPPLEMENTARY SCHEDULE	
I. Computation of net capital and aggregate indebtedness pursuant to Rule 15c3-1	12
INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL	13 – 14

PHILLIP V. GEORGE, PLLC
CERTIFIED PUBLIC ACCOUNTANT

INDEPENDENT AUDITOR'S REPORT

To the Partners
Herndon Plant Oakley Ltd.

We have audited the accompanying statement of financial condition of Herndon Plant Oakley Ltd. as of December 31, 2007, and the related statements of income, partners' capital, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Partnership's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Partnership's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Herndon Plant Oakley Ltd. as of December 31, 2007, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PHILLIP V. GEORGE, PLLC

Irving, Texas
February 11, 2008

2300 Honey Locust Drive Irving, TX 75063 (214) 358-5150 Fax (214) 358-0222

HERNDON PLANT OAKLEY LTD.
Statement of Financial Condition
December 31, 2007

ASSETS

Cash and cash equivalents	$ 665,469
Receivable from clearing broker/dealer	333,119
Investment advisory fees receivable	751,713
Prepaid expenses	76,313
Note receivable	16,000
Marketable securities	74,235
Clearing deposit	35,000
Property and equipment, net of accumulated depreciation of $172,868	123,786
Deposits	3,750
TOTAL ASSETS	$ 2,079,385

LIABILITIES AND PARTNERS' CAPITAL

Liabilities

Accounts payable	$ 136,182
Accrued expenses	210,324
TOTAL LIABILITIES	346,506
Partners' Capital	1,732,879
TOTAL LIABILITIES AND PARTNERS' CAPITAL	$ 2,079,385

See notes to financial statements.

HERNDON PLANT OAKLEY LTD.
Statement of Income
Year Ended December 31, 2007

Revenue		
Securities commissions	$	5,745,770
Investment advisory fees		2,867,284
Private placement revenue		1,053,773
Other revenue		163,181
TOTAL REVENUE		9,830,008
Expenses		
Management fees to General Partner		4,855,203
Compensation and related costs		2,382,017
Clearing and other charges		869,953
Communications		430,741
Occupancy and equipment costs		265,275
Promotional costs		97,191
Regulatory fees and expenses		57,007
Professional fees		341,119
Other expenses		458,516
TOTAL EXPENSES		9,757,022
Net income before other income		72,986
Other Income		
Unrealized gain on marketable securities		28,016
NET INCOME	$	101,002

See notes to financial statements.

HERNDON PLANT OAKLEY LTD.
Statement of Partners' Capital
Year Ended December 31, 2007

	General Partner	Limited Partners	Total
Balances at December 31, 2006	$ 16,669	$ 1,650,208	$ 1,666,877
Net income	1,010	99,992	101,002
Distributions to partners	(350)	(34,650)	(35,000)
Balances at December 31, 2007	$ 17,329	$ 1,715,550	$ 1,732,879

See notes to financial statements.

HERNDON PLANT OAKLEY LTD.
Statement of Cash Flows
Year Ended December 31, 2007

Cash flows from operating activities:	
Net income	$ 101,002
Adjustments to reconcile net income to net cash used in operating activities:	
Depreciation	24,489
Unrealized gain on marketable securities	(28,050)
Changes in assets and liabilities	
Increase in receivable from clearing broker/dealer	(95,417)
Increase in investment advisory fees receivable	(71,435)
Increase in prepaid expenses	(23,746)
Increase in accounts payable	3,002
Decrease in accrued expenses	(8,929)
Net cash used by operating activities	(99,084)
Cash flows from investing activities:	
Decrease in note receivable	4,000
Purchase of property and equipment	(45,600)
Net cash used by investing activities	(41,600)
Cash flows from financing activities:	
Distributions to partners	(35,000)
Net decrease in cash and cash equivalents	(175,684)
Cash and cash equivalents at beginning of year	841,153
Cash and cash equivalents at end of year	$ 665,469

Supplemental Disclosures of Cash Flow Information:

There was no cash paid during the year for interest or income taxes.

See notes to financial statements.

HERNDON PLANT OAKLEY LTD.
Notes to Financial Statements

Note 1 - Nature of Business and Summary of Significant Accounting Policies

Nature of Business:

Herndon Plant Oakley Ltd. (the Partnership), a Texas limited partnership, was formed in January 1998 for the purpose of providing financial services, including securities brokerage and investment advisory services. The Partnership is registered as a broker/dealer with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Partnership is also registered with the SEC pursuant to Section 203 of the Investment Advisors Act of 1940. The Partnership's customers are primarily individuals located throughout the United States.

The Partnership operates pursuant to section (k)(2)(ii) exemptive provisions of Rule 15c3-3 of the Securities Exchange Act of 1934, and accordingly, is exempt from the remaining provisions of that Rule. The Partnership does not hold customer funds or securities, but as an introducing broker or dealer, will clear all transactions on behalf of customers on a fully disclosed basis through a clearing broker/dealer. The clearing broker/dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker/dealer. Under these exemptive provisions, the Computation for Determination of Reserve Requirements and Information Relating to the Possession and Control Requirements are not required.

The general partner of the Partnership is Herndon Plant Oakley I Inc. (General Partner). The General Partner has the authority to manage and control the business affairs of the Partnership.

The Partnership terminates on December 31, 2030, unless sooner terminated or extended as provided in the partnership agreement.

Significant Accounting Policies:

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of the assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 1 - Nature of Business and Summary of Significant Accounting Policies (continued)

Fair Value of Financial Instruments

Cash and cash equivalents, receivables, accounts payable and accrued expenses are short-term in nature and accordingly are reported in the statement of financial condition at fair value or carrying amounts that approximate fair value. Marketable securities are also recorded at estimated fair value, determined using quoted market prices, where available, or third-party pricing services.

The Partnership has a number of financial instruments, none of which are held for trading purposes. The Partnership estimates that the fair value of all financial instruments at December 31, 2007, does not differ materially from the aggregate carrying values of its financial instruments recorded in the accompanying statement of financial condition. The estimated fair value amounts have been determined by the Partnership using available market information and appropriate valuation methodologies. Considerable judgment is necessarily required in interpreting market data to develop the estimates of fair value, and, accordingly, the estimates are not necessarily indicative of the amounts that the Partnership could realize in a current market exchange.

Cash Equivalents

Money market funds are reflected as cash equivalents in the accompanying statement of financial condition and for purposes of the statement of cash flows.

Marketable Securities

Marketable securities are held for investment purposes. The increase or decrease in fair value is credited or charged to operations.

Property and Equipment

Property and equipment are recorded at cost less accumulated depreciation. Depreciation is provided for using accelerated methods over the estimated useful lives of primarily five to seven years.

Security Transactions

Security transactions and commission revenue and the related expenses are recorded on a trade date basis.

Investment Advisory Fees

Investment advisory fees are earned based on contractual percentages of client assets under management. The fees are billed quarterly in arrears.

Note 1 - Nature of Business and Summary of Significant Accounting Policies (continued)

Private Placement Revenue

The Partnership recognizes revenue on the sale of interests in private placement offerings when customer subscriptions to such offerings are funded.

Income Taxes

Taxable income or loss of the Partnership is included in the income tax returns of the partners; therefore, no provision for income taxes has been made in the accompanying financial statements.

Note 2 - Transactions with Clearing Broker/Dealer

The agreement with the clearing broker/dealer provides for clearing charges at a fixed rate multiplied by the number of tickets traded by the Partnership. The agreement also requires the Partnership to maintain a minimum of $35,000 as a deposit in an account with the clearing broker/dealer.

Note 3 - Net Capital Requirements

The Partnership is subject to the SEC uniform net capital rule (Rule 15c3-1), which requires the maintenance of a minimum amount of net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2007, the Partnership had net capital and net capital requirements of $465,845 and $250,000, respectively. The Partnership's net capital ratio was 0.74 to 1.

Note 4 - Marketable Securities

Marketable securities consist of 1,500 shares of common stock of the Nasdaq Stock Market, Inc. with a fair value of $74,235, cost of $44,100, accumulated unrealized gain of $30,135, and unrealized gain for the year ended December 31, 2007 of $28,050.

Note 5 - Property and Equipment

Property and equipment is carried at cost less accumulated depreciation and consists of the following:

Furniture, fixtures and equipment	$ 244,069
Leasehold improvements	52,585
	296,654
Accumulated depreciation	(172,868)
	$ 123,786

Note 5 - Property and Equipment (continued)

Depreciation expense for the year was $24,489 and is reflected in the accompanying statement of income as occupancy and equipment costs.

Note 6 - Off-Balance-Sheet Risk and Concentration of Credit Risk

As discussed in Note 1, the Partnership's customers' securities transactions are introduced on a fully-disclosed basis with its clearing broker/dealer. The clearing broker/dealer carries all of the accounts of the customers of the Partnership and is responsible for execution, collection of and payment of funds and, receipt and delivery of securities relative to customer transactions. Off-balance-sheet risk exists with respect to these transactions due to the possibility that customers may be unable to fulfill their contractual commitments wherein the clearing broker/dealer may charge any losses it incurs to the Partnership. The Partnership seeks to minimize this risk through procedures designed to monitor the credit worthiness of its customers and that customer transactions are executed properly by the clearing broker/dealer.

The Partnership has $1,107,716, or approximately 53%, of its total assets in money market funds, commissions receivable, marketable securities, and a clearing deposit held by or due from its clearing broker/dealer.

Note 7 - Commitments

The Partnership leases office space and equipment under noncancellable operating leases through December 2009. Future minimum lease payments due for each of the years ending December 31 are as follows:

2008	$71,401
2009	71,401
Thereafter	-
	$ 142,802

Office rent and equipment lease expense for the year was $190,130 (which includes additional rental and proportionate share of operating expenses payable under the lease agreements) and is reflected in the accompanying statement of income as occupancy and equipment costs.

Note 8 - Related Party Transactions

The Partnership and the General Partner are under common control and the existence of that control creates a financial position and operating results significantly different than if the companies were autonomous.

The General Partner manages and controls the business affairs of the Partnership and is entitled to receive a management fee for such services. The management fee is determined by the affirmative vote of a majority in interest of the limited partners and is not consummated on terms equivalent to arms length transactions. The management fee for the year ended December 31, 2007 was $4,855,203.

The Partnership has a note receivable from an employee with a remaining balance at December 31, 2007 of $16,000. The note bears interest at 6% and is due in five annual installments of $4,479, including interest, which began in May 2007.

Note 9 - 401(k) Profit Sharing Plan

The Partnership adopted the Herndon Plant Oakley LTD. 401(k) Profit Sharing Plan (the Plan) effective June 1, 1999. The Partnership and eligible employees both may contribute to the Plan. The Plan is on a calendar year. All employees, except part time employees, are eligible to participate after reaching the age of 21 and completing one year of service. Employee salary deferral contributions and earnings on these contributions are 100% vested. The Partnership will contribute an amount of matching contributions determined by the Partnership at its discretion. The Partnership may or may not choose to make matching contributions for a particular year in an amount it will determine each year. Partnership matching and profit sharing contributions are subject to the following vesting schedule:

Years of Service	Vested Percentage
Less than 2	0%
2	20%
3	40%
4	60%
5	80%
6 or more	100%

Note 9 - 401(k) Profit Sharing Plan (Continued)

Any participant as of June 1, 2005 who has met certain plan requirements may elect to have his vested interest determined under the prior vesting schedule in lieu of the schedule above. Such prior vesting schedule is:

Years of Service	Vested Percentage
Less than 2	0%
2 or more	100%

The Partnership did not contribute any matching amounts for 2007.

The Plan also provides a profit sharing component where the Partnership can make a discretionary contribution to the Plan, which is allocated based on the compensation of eligible employees. Discretionary profit sharing contributions for the year totaled $68,737 and are reflected in the accompanying statement of income as compensation and related costs.

Schedule I

HERNDON PLANT OAKLEY LTD.
Computation of Net Capital and Aggregate Indebtedness
Pursuant to Rule 15c3-1
December 31, 2007

Total partners' capital qualified for net capital	$ 1,732,879
Deductions and/or charges	
Non-allowable assets:	
Petty cash	200
Receivable from clearing broker/dealer	270,832
Investment advisory fees receivable	751,713
Prepaid expenses	76,220
Note receivable	16,000
Property and equipment, net	123,786
Deposit	3,750
Total deductions and/or charges	1,242,501
Net capital before haircuts	490,378
Haircuts on securities:	
Money market funds	13,305
Marketable securities	11,150
Total haircuts on securities	24,455
Net Capital	$ 465,923
Aggregate indebtedness	
Accounts payable	$ 136,182
Accrued expenses	210,324
Total aggregate indebtedness	$ 346,506
Computation of basic net capital requirement	
Minimum net capital required (greater of $250,000 or 6 2/3% of aggregate indebtedness)	$ 250,000
Net capital in excess of minimum requirement	$ 215,923
Ratio of aggregate indebtedness to net capital	0.74 to 1

Note: The above computation does not differ from the computation of net capital under Rule 15c3-1 as of December 31, 2007 by Herndon Plant Oakley Ltd. on Form X-17A-5. Accordingly, no reconciliation is deemed necessary.

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17A-5(G)(1)

To the Partners
Herndon Plant Oakley Ltd.

In planning and performing our audit of the financial statements of Herndon Plant Oakley Ltd. (the Partnership), as of and for the year ended December 31, 2007 in accordance with auditing standards generally accepted in the United States of America, we considered the Partnership's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Partnership's internal control. Accordingly, we do not express an opinion on the effectiveness of the Partnership's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Partnership including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Partnership does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Partnership in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Partnership is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Partnership has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

2300 Honey Locust Drive Irving, TX 75063 (214) 358-5150 Fax (214) 358-0222

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control over financial reporting that is less severe than a material weakness, yet important enough to merit attention by those responsible for oversight of the Partnership's financial reporting.

A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the Partnership's annual or interim financial statements will not be prevented or detected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Partnership's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2007, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Phillip V. George, PLLC

PHILLIP V. GEORGE, PLLC

Irving, Texas
February 11, 2008